                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 333-71307


   PROSPECTUS SUPPLEMENT
   (To prospectus dated February 5, 1999)

                               1,150,028 Shares

   [LOGO]                        SYNETIC, INC.

                                 Common Stock

                               ----------------

   All of the shares of our common stock being offered hereby are being sold by certain of our stockholders. The selling stockholders obtained their shares of our common stock on January 22, 1999 in connection with our acquisition of The KippGroup. We are not selling any shares of our common stock in this offering and do not expect to receive any of the proceeds from the sale of the shares. We may receive up to $3,000,000 of the proceeds of the sale of these shares in limited circumstances as noted in "Use of Proceeds" in the accompanying prospectus.

   Our common stock is quoted on the NASDAQ National Market System under the symbol "SNTC." On February 8, 1999, the last sale price of the common stock as reported on the NASDAQ National Market System was $46 per share.



   Investing in the shares of our common stock involves risks which are described in the "Risk Factors" section beginning on page 1 of the accompanying prospectus.

                               ----------------

                                                              Per
                                                             Share     Total
                                                             -----     -----
     Public Offering Price.................................. $45.00 $51,751,260
     Underwriting Discount..................................  $1.35  $1,552,538
     Proceeds, before expenses, to Selling Stockholders..... $43.65 $50,198,722

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares of common stock or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The shares of common stock will be ready for delivery in New York, New York on or about February 12, 1999.

                               ----------------

                           Merrill Lynch & Co.

                               ----------------

            The date of this prospectus supplement is February 8, 1999.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................  S-2
The Company................................................................  S-4
Selected Financial Data.................................................... S-11
Pro Forma Combined Financial Data.......................................... S-13
Underwriting............................................................... S-18
Legal Matters.............................................................. S-19

                                   Prospectus

Forward-Looking Statements..................................................   i
Risk Factors................................................................   1
The Company.................................................................   8
Use of Proceeds.............................................................   8
Selling Stockholders........................................................   9
Plan of Distribution........................................................  10
Description of Capital Stock................................................  11
Legal Matters...............................................................  13
Experts.....................................................................  13
Where You Can Find More Information.........................................  13

                               ----------------

                            FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus and reports, proxy statements and other information that we have filed with the SEC, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, include forward-looking statements, including statements regarding, among other items:

   . the product demand and market and user acceptance of our products,

   . the feasibility of developing commercially profitable healthcare communication services,

   . the effect of economic conditions on our business,

   . the impact of competitive products, services and pricing on our business,

   . commercialization and technological difficulties associated with our products,

   . our objective to grow through strategic acquisitions,

   . our internal growth strategy,

   . our ability to manage and integrate acquired businesses,

   . anticipated trends and conditions in our industries, including regulatory matters,

   . our Year 2000 compliance, and

   . trends in our future operating performance.

   We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus supplement and the prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to our company or management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described in "Risk Factors" in the accompanying prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and the accompanying prospectus might not transpire.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               ----------------

   You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

   This prospectus supplement and the accompanying prospectus contain summaries of certain agreements entered into by Synetic which have been filed as exhibits to the registration statement or incorporated by reference in this prospectus supplement and the accompanying prospectus. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to such exhibits. You should refer to each such exhibit for a complete description of the matter involved.

                               ----------------

   In this prospectus supplement, the "Company," "Synetic," "we," "us" and "our" refer to Synetic, Inc.

                               ----------------

                                  THE COMPANY

General

   We are engaged in two principal business activities, plastics and filtration technologies and healthcare communications. Through our wholly owned subsidiary Porex Technologies Corp., we design, manufacture and distribute porous and solid plastic components and products. These products are used in life sciences, healthcare, industrial, and consumer applications. Porex Technologies Corp., together with its subsidiaries, is referred to hereinafter in this prospectus supplement collectively as "Porex", except where the context otherwise requires. Through our subsidiary, Synetic Healthcare Communications, Inc., a corporation in which we hold an 80.1% ownership interest, we are engaged in an area of business relating to the use of Internet technology to expand the channels of communication in the healthcare industry. The creation of these new channels is intended to benefit providers and payors of healthcare services by improving the quality of patient care, securing appropriate utilization of healthcare services, reducing administrative costs and enforcing benefit plan guidelines. Synetic Heathcare Communications, Inc. is referred to hereinafter in this prospectus supplement as "SHC." See "Risk Factors--New Business Area--Healthcare Communications" in the accompanying prospectus and "--Recent Developments--Healthcare Communications" below.

   Our company had net sales of approximately $43.7 and $30.3 million for the six months ended December 31, 1998 and 1997, respectively, and net sales of $64.9, $52.9 and $45.1 million for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

Plastics and Filtration Technologies Business

   Our plastics and filtration technologies business, conducted through Porex, consists of three primary product groups:

  . Porous Media Group,

  . Scientific Products Group and

  . Surgical Products Group.

   The products of these groups are used in life sciences, health care, industrial and consumer applications and are described below. In January 1999, we acquired The KippGroup. The KippGroup will constitute our fourth product group, which will be called the Medical Products Group. See "--Recent Developments--Plastics and Filtration Technologies."

 Porous Media Group

   Porex is a leading developer, manufacturer and distributor of porous plastic products, with a 35-year history of innovation and market leadership in the field of porous plastics. Porous plastics are permeable plastic strictures having omni-directional (i.e., porous in all directions to the flow of fluids and gases) interconnecting pores. These pores allow the plastic to control the flow of liquids and gases by filtering, wicking, venting, diffusing or dispensing them. Porous plastics are manufactured by Porex with pore sizes between approximately 5 and 500 micrometers (one micrometer is equal to one-millionth of a meter; an object of 40 micrometers in size is about as small as can be discerned by the naked eye). Porous plastic materials can be molded from several thermoplastic raw materials and are produced by Porex at its own manufacturing facilities as fabricated devices, custom molded shapes, sheets, tubes or rods depending on application or manufacture specifications.

   Porex designs porous plastic components to the specification of original equipment manufacturers ("OEMs") for incorporation into their products in order to control the flow of fluids or gases. Porex also produces finished products in several market areas including life sciences, pneumatics and clinical laboratory markets. These products are used for health care, consumer and industrial applications.

   Health Care Products. For the health care market, Porex manufacturers a variety of components that it sells to various health care OEMs for incorporation into their finished products. These porous plastics are used to vent or diffuse gases or fluids and are used as membrane supports. The components include:

  . catheter vents which allow air to vent from a catheter as it is inserted into a vein while preventing blood spillage and possible contamination of hospital personnel;

  . self-sealing valves in surgical vacuum canisters to minimize exposure to blood and other bodily fluids;

  . burn bed diffusers, which enable recovering burn victims to "float" above their beds, thereby increasing their comfort and facilitating their recovery; and

   . oxygen diffusers, which are typically used in oxygen therapy equipment to humidify oxygen.

   Porex's ability to mold unique configurations and the fact that porous plastic is inert, stronger and more easily handled in automated manufacturing operations have allowed Porex to compete successfully with alternative media. In addition to the components it makes for biomedical products, Porex makes components for diagnostic devices that are used in hospitals and are sold over the counter for home use. Porex also makes porous plastic components that are used as barrier materials for several laboratory products, including pipette tip filters, and filters for polymerase chain reaction ("PCR") and chromatography procedures. Porex's own line of scientific products is discussed below in "The Company--Plastics and Filtration Technologies Business-- Scientific Products Group".

   Consumer Products. Porous plastic components manufactured by Porex are used in a variety of home and office products and appliances. These products include writing instrument tips or "nibs" that Porex supplies to manufacturers of highlighting pens and children's coloring markers. The porous nib conducts the ink stored in the pen barrel to the writing surface by capillary action. In the home, Porex's components can be found in products such as air fresheners, power tool dust canisters, and deodorant and fragrance applicators. Porex also produces a variety of porous plastic water filters used to improve the taste and safety of drinking water.

   Industrial Products. Porex manufactures a variety of custom porous plastic components for industrial applications. These components are produced as molded shapes, and in sheets, tubes and rods, individually designed to customer specifications as to size, rigidity, porosity and other needs. Porex manufacturers a porous plastic material used for large filter support media for wastewater treatment facilities which permits recycling and re-use of wastewater. Porex also produces other custom porous plastic industrial components including:

  . industrial filters to remove particulate matter, oil and water residues from compressed air lines,

  .  silencers to reduce sound levels produced by compressed air exhaust,

  . miscellaneous water filters for industrial use, including use in vending machines, and

  . material handling products, including fluidizing tables to fluidize powered paint and vacuum hold-down tables used in the garment industry to facilitate the garment cutting process.

   Porex believes that it is currently the largest producer of porous plastic vents used in domestic automobile batteries. Porex also manufacturers a large variety of highly specialized plastic components to meet specific applications for manufacturers.

   The Porous Media Group contributed 80.2%, 76.6% and 76.1% of the total revenue of our company for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

 Scientific Products Group

   Laboratory Products. Porex's scientific plastics products include a full line of filtered and unfiltered disposable pipette tips and pipette tip racks used by life sciences research and clinical laboratories worldwide. A pipette is a device for transferring precise amounts of liquid. Because of the time and expensive materials involved in many experiments conducted in life sciences research and clinical laboratories, most use pipette tips with filters to prevent contamination of the pipette which could lead to contamination of subsequent test samples. In order to serve this market, Porex produces pipette tips with patented filters, which are developed and produced by its Porous Media Group. In July 1998, we acquired all of the capital stock of Point Plastics, Inc. ("Point Plastics"). Point Plastics designs, manufacturers and distributes a full line of plastic disposable laboratory products for liquid handling in clinical and diagnostic research. Its products include pipette tips, microcentrifuge tubes and PCR tubes. Point Plastics' products are sold worldwide to distributors and directly to end users in the biotechnology industry. The biotechnology industry includes molecular biology, immunology, cell culture and protein chemistry. End users of Point Plastics' products include research institutes, biotech firms, forensic and hospital laboratories, university laboratories, blood banks, and pharmaceutical companies. Point Plastics is based in Petaluma, California where it owns and leases approximately 126,000 square feet of manufacturing and warehousing space. It has approximately 120 employees. Sales of Point Plastics for the fiscal year ended June 30, 1998 were approximately $23.7 million.

   Clinical Products. Porex manufacturers blood serum filters that are used to separate microscopic particles and fibrous matter (fibrin) from centrifuged blood serum to prevent clogging of automated laboratory chemical analysis equipment. Porex also manufacturers a line of closure devices that are used with blood serum filters and tubes. In response to health concerns regarding the handling of human blood, new blood testing equipment has been developed which does not require filtered blood serum for analysis, or which eliminates the need for handling of blood serum by medical personnel. The use of such new equipment has reduced the demand for Porex's current line of blood serum filters.

   Vials and Solid Plastic Components. Porex manufactures and sells a full line of plastic vials for pharmaceuticals. Porex also produces close tolerance solid plastic components comprised of thermoplastic resins, including polystyrene, polypropylene and thermoplastic rubber, for medical and industrial applications. These products are custom designed and produced to satisfy individual customer specifications.

   The Scientific Products Group contributed 13.1%, 16.5% and 17.5% of the total revenue of our company for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

 Surgical Products Group

   Porex's surgical products are marketed primarily to surgeons who specialize in plastic and reconstructive surgery, oculoplastic surgery and oral maxillofacial surgery. The product line includes MEDPOR(R) Surgical Implant material, which is polymeric biomaterial used for craniofacial reconstruction and augmentation, and TLS(R) Surgical Draining Systems for small surgical incisions. Porex also markets Squeeze-Mark(TM) and TLS(TM) Surgical Marker pens to mark the areas of proposed surgical incisions. Porex manufacturers MEDPOR(R) Surgical Implant material and distributes, and in some cases assembles, the other items in its surgical product lines.

   The Surgical Products Group contributed 6.7%, 6.9% and 6.4% of the total revenue of our company for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

 Marketing and Distribution

   Porex has a diverse customer base of over 600 customers, including numerous Fortune 500 companies. We believe Porex has established a leading reputation in the porous plastics industry for developing innovative manufacturing technology and providing solutions to complex customer requirements. Porex has also developed significant expertise in combining porous plastic components with injection-molded solid plastic products, which has broadened its range of product offerings. We believe Porex's competitive strengths included:

  . technological leadership in the design and manufacture of porous plastic products;

  . efficient manufacturing operations based on proprietary, technologically advanced equipment; and

  . an ability to collaborate with customers to solve complex design and performance requirements.

   In addition, Porex has a technically skilled sales and marketing force and experienced management.
                               ----------------

   Our objective is to increase Porex's sales and net income by leveraging its competitive strengths and broadening its product offerings. To achieve this, we intend to:

  . continue internal development of new products and technologies;

  . continue to acquire businesses with products and technologies that complement Porex's current product offerings; and

  . pursue growth opportunities in international markets.

   See "--Recent Developments--Plastics and Filtration Technologies."

Healthcare Communications Business

 Business Strategy

   Our objective is to use Internet technology to create an influential interactive health services channel linking physicians with the payors, suppliers and consumers of healthcare in order to control healthcare costs and improve patient outcomes. We expect to provide a content-neutral, application rich utility thereby creating a channel which serves as a conduit for the private content that any healthcare organizations wishes to communicate to physicians and other healthcare providers. We anticipate that we will incur significant expenses in connection with the development of these products and services. The provision of products and services using Internet technology in the healthcare communications industry is a developing business.

   Key elements of our strategy are to:

  . Develop and deploy a low-cost service that provides physicians access to a suite of communication, information and transaction functions. This secure, online network will offer physicians one solution to their needs for: (i) messaging services, such as electronic mail, discussion groups and forums; (ii) information or content relevant to their practices, such as reference materials, medical databases and payor specific policies and procedures, and (iii) transaction applications covering high volume, routine administrative, financial and clinical transactions. This service is intended to enable physicians to seek information and conduct transactions in a uniform manner for all patients, the results of which should be to help physicians practice medicine more efficiently in today's managed care environment.

  . Differentiate this suite of client server applicability by its ability to allow physicians and their staffs to conduct not only administrative and financial but also clinical transactions. These transactions would include but not be limited to prescription writing, drug utilization and formulary review, eligibility verification, referrals, treatment authorizations, claims and encounter submissions, as well as laboratory test submissions and reporting, and pharmacy routing. The ability to integrate payor-specific content such as benefit rules and care guidelines with patient-specific information at the time of treatment will significantly enhance the delivery of high quality, cost effective care.

  . Contract with managed care organizations, integrated health delivery systems, pharmacy benefit managers and clinical laboratories so that they might provide physicians with access to their proprietary benefit plan information and treatment guidelines as well as their administrative and managed care processes. Our management believes that this new channel of communications will allow each of the parties to (i) leverage their existing healthcare information systems infrastructure, (ii) integrate their proprietary rules and guidelines with transactions, and (iii) realize administrative and medical resource savings while improving provider relationships and streamlining managed care processes. The Company anticipates it will be compensated by such parties as a result of the value created.

   We are not aware of any business which provides commercially available products or services with the scope and breadth of the services described above. However, various companies including, but not limited to, certain physician office management information systems companies, EDI/data networking companies, online medical information service companies, and systems integration companies, some of which may have greater resources than we do, have announced that they are developing a combination of one or more of these products and services. There can be no assurance that such companies will not develop and successfully market healthcare communications products and services in a manner which would have a material adverse effect on our company.

Recent Developments

 Healthcare Communications

   In January 1999, we formed SHC and contributed to SHC substantially all of the assets and liabilities of the Company's healthcare communications business and $10 million in cash, and SHC entered into definitive agreements and consummated transactions with The Health Information Network Connection LLC ("THINC") and Cerner Corporation ("Cerner"). Those transactions are described below.

   THINC. In January 1999, SHC, THINC, and its founding members, Greater New York Hospital Association, Empire Blue Cross and Blue Shield ("Empire"), Group Health Incorporated ("GHI") and HIP Health Plans ("HIP"), entered into definitive agreements and consummated a transaction for a broad strategic alliance. Under this arrangement, SHC (i) acquired a 20% ownership interest in THINC in exchange for $1.5 million in cash and a warrant to purchase shares of common stock of SHC (the "Warrant"), (ii) extended up to $3.5 million in senior loans to THINC, (iii) entered into a Management Services Agreement with THINC pursuant to which SHC will manage all operations of THINC and (iv) entered into exclusive Clinical Transaction Agreements with each of Empire, GHI and HIP (the "THINC Payers") to provide online prescription and laboratory transaction services. As part of this arrangement, THINC entered into Managed Care Transaction Contracts with each of the THINC Payers whereby the THINC Payers agreed to use the THINC network for their online medical claims submission, eligibility, benefit plan detail, roster distribution, remittance advice distribution, claims inquiry, referral/pre-certification and authorization, and encounter submission transactions.

   SHC issued the Warrant to THINC, an entity in which SHC holds a 20% ownership interest. The Warrant is exercisable 180 days following the occurrence of an initial public offering of SHC's common stock ("IPO") or, if an IPO has not occurred, at the end of term of the Warrant, into approximately 6% of the current outstanding equity of SHC (assuming exercise of the Warrant). The exercise price of the Warrant is the lesser of (i) the price based on the IPO price of SHC's common stock, if an IPO has occurred, and (ii) the price based on a $200 million enterprise value of SHC. The Warrant expires on January 1, 2006, subject to certain exceptions. The Warrant and the common stock of SHC issuable upon the exercise of the Warrant are subject to certain restrictions on transfer.

   Cerner. In January 1999, SHC also entered into definitive agreements and consummated a transaction with Cerner for a broad strategic alliance. Cerner, a publicly traded corporation, is a supplier of clinical and management information systems for healthcare organizations. Under this arrangement, SHC obtained a perpetual software license to the functionality embedded in Cerner's Health Network Architecture ("HNA") Millenium Architecture and Cerner received a 19.9% equity interest in SHC (such equity interest is subject to certain restrictions on transfer and other adjustments). SHC and Cerner have entered into a non-competition agreement and, as a result, agreed that SHC will be their exclusive vehicle for providing a full suite of prescription, laboratory and managed care transaction and messaging services that connect physician's offices with managed care organizations, prescription benefit managers, clinical laboratories, pharmacies and other providers. The companies entered into a Marketing Agreement that allows for the marketing and distribution of SHC's services to the physicians and providers associated with more than 1,000 healthcare organizations who currently utilize Cerner's clinical and management information system. SHC and Cerner also agreed to promote each other's services to their respective customers. In addition, Cerner committed to make available to SHC engineering and systems architecture personnel and expertise to accelerate the deployment of SHC's services, as well as ongoing technical support and future enhancements to HNA.

   Other Events. On February 5, 1999, Synetic announced in a press release that Synetic has recently been informed of Merck & Co., Inc.'s position that Synetic's healthcare communications business and Martin J. Wygod, Synetic's Chairman, are in violation of certain non-competition agreements with Merck and Merck-Medco Managed Care L.L.C. These agreements expire by their terms on May 24, 1999. Synetic has also been informed of Merck's position that the non-competition agreements of certain officers of Synetic are binding upon Synetic and would therefore have the effect of extending the expiration of the non-competition agreement between Synetic and Merck and Merck-Medco until as late as September 2002.

   Synetic believes that Merck and Merck-Medco's positions are without merit. In the event litigation occurs, Synetic intends to vigorously assert appropriate claims for any damages caused by Merck and Merck-Medco, including damages caused by any improper attempts to restrain future competition. No assurance can be given, however, that litigation concerning these matters would not have a material adverse effect on Synetic.

 Plastics and Filtration Technologies

   Pursuant to a Stock Purchase Agreement (the "Purchase Agreement") with David
R. Kipp and James P. Kipp (the "Sellers"), on January 22, 1999, we acquired from the Sellers all of the capital stock of The KippGroup ("KippGroup"), in exchange for $52,085,000, comprised of $75,000 in cash and 1,150,028 newly issued shares (the "Shares") of our common stock. KippGroup, located in Ontario, California, has three distinct business units:

  . KippMed designs, develops and manufactures proprietary injection-molded medical components and finished devices and distributes them to large multinational companies;

  . KippMolding provides clean room injection-molding services to medical device manufacturers; and

  . KippMold designs and fabricates plastic-injection molds for third party customers and for internal use.

   KippGroup will constitute the fourth plastics technologies division of Porex, which will be called the Porex Medical Products Group.

   As required by the Purchase Agreement, we filed the registration statement of which this prospectus supplement and the accompanying prospectus are a part with the Securities and Exchange Commission pursuant to which the Shares are being offered hereby to the public by the Sellers. Of the Shares, Shares valued at $3,333,333 (the "Escrowed Shares") will be held in escrow under the terms of the Purchase Agreement and included in the registration statement. An aggregate of $3,000,000 of the proceeds from the sales of the Escrowed Shares will be held in escrow and any proceeds in excess thereof will be paid to the Sellers. If the KippGroup's earnings before interest and taxes as calculated pursuant to the Purchase Agreement ("EBIT") for the 12 months ending June 30, 2000 are greater than $5,500,000, then Sellers will receive the escrowed cash and the interest earned thereon. If the KippGroup's EBIT for such period is less than or equal to $5,500,000, we will retain the escrowed cash and the interest earned thereon, which will be treated as a reduction in our purchase price.

   Pursuant to the Purchase Agreement, if the Sellers do not realize at least $43,809,000 in proceeds from sale of the Shares (excluding the Escrowed Shares), we have agreed to pay the Sellers an amount equal to such shortfall in exchange for those Shares which remain unsold, if any. However, Sellers have the right to retain their unsold Shares and forego receipt of such shortfall payment. Similarly, if the proceeds from the sale of the Escrowed Shares do not amount to $3,000,000 then we have agreed to pay the shortfall into the escrow account in exchange for the unsold Escrowed Shares. In connection with the acquisition of KippGroup, we have granted options to purchase an aggregate of 770,000 shares of our common stock to the Sellers and various other key employees of KippGroup.

   At closing, we loaned the Sellers $15,000,000 to be repaid from the proceeds from sale of the Shares. We have agreed to loan the Sellers up to an additional $28,809,000 on March 31, 1999 if the Shares have not been sold and the Sellers have not elected to retain them by such date, which loan also would be repaid from the proceeds of the sales of Shares (other than the Escrowed Shares).

   If the KippGroup's EBIT for the 12 month period ending June 30, 2000 (the "Determination Period EBIT") is greater than $5,500,000, then Sellers will be entitled to receive additional purchase price of up to $11,700,000, plus an amount equal to the difference, if any, between $52,010,000 and the proceeds, together with any shortfall payment, received by the Sellers from the sale of Shares, including the Escrowed Shares (the "Earnout Amount"). To the extent KippGroup's Determination Period EBIT is greater than $5,500,000 and less than or equal to $7,500,000, the Sellers will receive a pro rata portion of the Earnout Amount.

Acquisition Program

   We maintain an acquisition program and intend to concentrate our acquisition efforts in businesses which are complementary to our plastics and filtration technologies business and our healthcare communications strategy. This emphasis, however, is not intended to limit in any manner our ability to pursue acquisition opportunities in other healthcare-related businesses or in other industries. Our acquisition program could result in a substantial change in the business, operations and financial condition of our company. We cannot assure you that we will succeed in consummating any acquisitions or that we will be able to successfully manage or integrate any business that we acquire. Our future growth will depend primarily on our ability to consummate one or more such acquisitions and to operate such businesses successfully. See "Risk Factors--Acquisition Program" in the accompanying prospectus.

                            SELECTED FINANCIAL DATA

                     (In Thousands, except Per Share Data)

   The selected financial data set forth below for the five years in the period ended June 30, 1998 have been derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of and for the six-month periods ended December 31, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all normal and recurring adjustments necessary to present fairly the financial position and the results of operations of the Company for those periods. The operating results for the six months ended December 31, 1998 are not necessarily indicative of the operating results to be expected for the full year. Such information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included in the 1998 10-K (as defined in the prospectus) that are incorporated by reference into this prospectus supplement and the accompanying prospectus and the Company's Form 10-Q for the six months ended December 31, 1998 (the "Second Quarter 10-Q") incorporated by reference into this prospectus supplement and the accompanying prospectus. The selected financial data for the five years in the period ended June 30, 1998 have been restated to reflect the sale by the Company of its institutional pharmacies business. See "Certain Relationships and Related Transactions" in the 1998 10-K.

                                                                               Six Months
                                                                                  ended
                                    Year ended June 30,                       December 31,
                          -------------------------------------------------- ------------------
                           1994       1995       1996     1997        1998    1997       1998
                          -------    -------    ------- --------     ------- -------    -------
                           (In thousands, except per share data)
Income Statement Data
Net sales...............  $33,093    $39,179    $45,128 $ 52,885     $64,945 $30,273    $43,661(5)
Income (loss) from
 continuing operations
 before provision for
 income taxes...........    1,080      1,078     13,202  (24,626)     14,832   6,376      4,360(6)
Provision for income
 taxes..................      411        443      4,617    2,834       5,788   2,591      2,337
                          -------    -------    ------- --------     ------- -------    -------
Income (loss) from
  continuing
  operations............      669(1)     635(2)   8,585  (27,460)(3)   9,044   3,785(4)   2,023
Income from discontinued
  operations............    1,823     15,459        --       --          --      --         --
                          -------    -------    ------- --------     ------- -------    -------
Net income (loss).......  $ 2,492    $16,094    $ 8,585 $(27,460)    $ 9,044 $ 3,785    $ 2,023
                          =======    =======    ======= ========     ======= =======    =======
Income (loss) per share-
 basic(7):
 Income (loss) from
  continuing
  operations............  $  0.04    $  0.04    $  0.52 $  (1.60)    $  0.51 $  0.21    $ 0 .11
 Income from
  discontinued
  operations............  $  0.10    $  0.94    $   --  $    --      $   --  $   --     $   --
                          -------    -------    ------- --------     ------- -------    -------
 Net (loss) income per
  share.................  $  0.14    $  0.98    $  0.52 $  (1.60)    $  0.51 $  0.21    $  0.11
                          =======    =======    ======= ========     ======= =======    =======
Income per share-
 diluted(7):
 Income (loss) from
  continuing
  operations............  $  0.04    $  0.04    $  0.48 $  (1.60)    $  0.46 $  0.20    $  0.10
 Income from
  discontinued
  operations............  $  0.10    $  0.89    $   --  $    --      $   --  $   --     $   --
                          -------    -------    ------- --------     ------- -------    -------
 Net (loss) income per
  share.................  $  0.14    $  0.93    $  0.48 $  (1.60)    $  0.46 $  0.20    $  0.10
                          =======    =======    ======= ========     ======= =======    =======

                                                   (Continued on following page)

                                                                       As of
                                        At June 30,                 December 31,
                         ------------------------------------------ ------------
                          1994     1995     1996    1997     1998       1998
                         ------- -------- -------- ------- -------- ------------
                                             (In thousands)
Balance Sheet Data
Working capital......... $64,625 $105,279 $166,328 $91,073 $108,069   $89,356
Net assets of
 discontinued
 operations.............  55,882      --       --      --       --        --
Total assets............ 194,009  188,174  199,592 384,339  396,926   458,472
Long term debt, less
 current portion........  80,716      --       --  165,000  159,500   166,197
Stockholders' equity.... 105,130  166,832  181,089 188,736  206,226   254,577

--------
(1) The fiscal year ended June 30, 1994 includes a non-recurring after tax charge of $(372) related to one-time payments made to certain executive officers in conjunction with the acquisition of the Company's former parent.
(2) The fiscal year ended June 30, 1995 includes (i) a non-recurring after tax charge of $(3,683) primarily related to the award of stock options to certain officers in connection with the completion of the sale of the institutional pharmacy business and the purchase of the shares of Company stock owned by Merck & Co. and (ii) a non-recurring after tax charge of $(1,049), related to the conversion and redemption of the Company's debentures in February 1995.
(3) The year ended June 30, 1997 includes a non-recurring after tax charge of $(35,583) related to (i) the write-off of purchased research and development costs in conjunction with the purchase of Avicenna Systems Corp., and CareAgents, Inc. and (ii) the write-off of research and development costs associated with the acquisitions of rights to certain intellectual property and software technologies to be utilized in the development of the Company's healthcare communications business.
(4) During the six months ended December 31, 1997, the Company repurchased $5,500,000 face amount of Convertible Debentures which resulted in the Company recording an after tax gain from the repurchase of $356.
(5) The six months ended December 31, 1998 include the operations of Point Plastic from the date of acquisition, July 21, 1998. Sales of Point Plastics included in the six months ended December 31, 1998 were $9,499.
(6) As a result of the Company's healthcare communications subsidiary, SHC, entering into a license agreement with Cerner under which SHC obtained a perpetual license to Cerner's HNA millenium Architecture, certain elements of previously capitalized software costs were made duplicative. Consequently, approximately $2,381 ($1,524 after tax) of capitalized software was written off and included in selling, general and administrative expenses.
(7) No cash dividends were declared by the Company during the periods presented above. The Company adopted SFAS No. 128, "Earnings Per Share" during the 1998 fiscal year, beginning with December 31, 1997 interim financial statements. In accordance with SFAS No. 128, all prior periods presented have been restated. The Company has historically reported its EPS on a fully diluted basis, which reflects the dilution resulting from employee stock options, warrants and convertible securities, if dilutive, and is comparable to the new diluted EPS reported.

                       PRO FORMA COMBINED FINANCIAL DATA

   The pro forma financial information that follows has been derived from the financial statements of Synetic, Inc. and The KippGroup. Such information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included in the 1998 10-K that are incorporated by reference into this prospectus and the Second Quarter 10-Q incorporated by reference into this prospectus supplement and the accompanying prospectus and the Consolidated Financial Statements of The KippGroup included in the Second Quarter 10-Q incorporated by reference in this prospectus supplement and the accompanying prospectus. The pro forma financial information also includes information derived from the financial statements of Point Plastics, Inc., previously acquired by the Company and previously reported on the Company's Current Report on Form 8-K dated July 24, 1998. Presented is the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the fiscal year ended June 30, 1998 and the six months ended December 31, 1998 as if the acquisitions had been consummated at the beginning of the earliest period presented. Also presented is the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of December 31, 1998 as if the acquisition of The KippGroup had been completed on December 31, 1998.

   The pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the Company, The KippGroup and Point Plastics, Inc. actually been combined during the periods presented or the future results of the combined companies.

   The pro forma financial information reflects the acquisitions of The KippGroup and Point Plastics, Inc. using the purchase method of accounting.

         Pro Forma Combined Condensed Consolidated Statement of Income
                        For the Year Ended June 30, 1998
                                  (unaudited)

                     (in thousands, except per share data)

                                   Point      The     Pro Forma       Pro Forma
                         Synetic  Plastics KippGroup Adjustments      Combined
                         -------  -------- --------- -----------      ---------
Net Sales............... $64,945  $23,689   $25,186       (717)   (1) $113,103
                         -------  -------   -------    -------        --------
Cost of Sales...........  34,508   12,484    15,532       (717)   (1)   61,807
Selling, General and
 Administrative
 Expenses...............  27,558    3,524     4,110      2,862    (2)   38,054
Other (Income) Expense,
 Net.................... (11,953)      59       180      2,468    (3)   (9,246)
                         -------  -------   -------    -------        --------
                          50,113   16,067    19,822      4,613          90,615
                         -------  -------   -------    -------        --------
Income (Loss) Before
 Taxes..................  14,832    7,622     5,364     (5,330)         22,488
Provision for Income
 Taxes..................   5,788    2,905     2,146     (1,489)   (4)    9,350
                         -------  -------   -------    -------        --------
Net Income (Loss)....... $ 9,044  $ 4,717   $ 3,218    $(3,841)       $ 13,138
                         =======  =======   =======    =======        ========
Net Income (Loss) per
 Share--
  Basic................. $   .51                                      $    .67
                         =======                                      ========
  Diluted............... $   .46                                      $    .60
                         =======                                      ========
Weighted Average Number
 of Common Shares
 Outstanding--
  Basic.................  17,671                         1,982    (5)   19,653
                         =======                       =======        ========
  Diluted...............  19,834                         1,982    (5)   21,816
                         =======                       =======        ========

 See accompanying notes to Pro Forma Combined Statement of Income for the Year
                              Ended June 30, 1998.

         Pro Forma Combined Condensed Consolidated Statement of Income
                   For the Six Months Ended December 31, 1998
                                  (unaudited)

                     (in thousands, except per share data)

                                                 The     Pro Forma   Pro Forma
                                     Synetic  KippGroup Adjustments  Combined
                                     -------  --------- -----------  ---------
Net Sales........................... $43,661   $11,624                $55,285
                                     -------   -------                -------
Cost of Sales.......................  22,819     7,339                 30,158
Selling, General and Administrative
 Expenses...........................  21,319     2,127       627 (2)   24,073
Other (Income) Expense, Net.........  (4,837)      (60)       65 (3)   (4,832)
                                     -------   -------     -----      -------
                                      39,301     9,406       692       49,399
                                     -------   -------     -----      -------
Income (Loss) Before Taxes..........   4,360     2,218      (692)       5,886
Provision (Benefit) for Income
 Taxes..............................   2,337       887      (277)(4)    2,947
                                     -------   -------     -----      -------
Net Income (Loss)................... $ 2,023   $ 1,331     $(415)     $ 2,939
                                     =======   =======     =====      =======
Net Income (Loss) per Share--
  Basic............................. $   .11                          $   .15
                                     =======                          =======
  Diluted........................... $   .10                          $   .13
                                     =======                          =======
Weighted Average Number of Common
 Shares
 Outstanding--
  Basic.............................  18,553               1,150 (5)   19,703
                                     =======               =====      =======
  Diluted...........................  20,642               1,150 (5)   21,792
                                     =======               =====      =======


  See accompanying notes to Pro Forma Combined Statement of Income for the Six
                        Months Ended December 31, 1998.

            Pro Forma Combined Condensed Consolidated Balance Sheet
                            as of December 31, 1998
                                  (unaudited)

                                 (in thousands)

                                              The     Pro Forma      Pro Forma
                                  Synetic  KippGroup Adjustments     Combined
                                  -------- --------- -----------     ---------
ASSETS:
Current Assets:
  Cash and Cash Equivalents...... $ 57,514  $ 1,677   $(15,075)(6)   $ 44,116
  Marketable Securities..........   14,128      931                    15,059
  Accounts Receivable, Net.......   13,813    2,757                    16,570
  Inventories....................   10,473    2,448                    12,921
  Other Current Assets...........   11,176      150     15,000 (6)     26,326
                                  --------  -------   --------       --------
    Total Current Assets.........  107,104    7,963        (75)       114,992
Property and Equipment, Net......   48,892    8,097                    56,989
Other Assets, Net................  302,476       28     43,897 (7)    346,401
                                  --------  -------   --------       --------
  Total Assets................... $458,472  $16,088   $ 43,822       $518,382
                                  ========  =======   ========       ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Current Liabilities.............. $ 17,748    2,895   $  2,000 (8)   $ 22,643
Long-Term Debt...................  166,197    3,005                   169,202
Deferred Taxes and Other
 Liabilities.....................   19,950      --                     19,950
                                  --------  -------   --------       --------
Total Long-Term Liabilities......  186,147    3,005                   189,152
                                  --------  -------   --------       --------
Redeemable Common Stock..........      --       --      52,010 (9)     52,010
Stockholders' Equity.............  254,577   10,188    (10,188)(10)   254,577
                                  --------  -------   --------       --------
Total Liabilities and
 Stockholders' Equity............ $458,472  $16,088   $ 43,822       $518,382
                                  ========  =======   ========       ========


 See accompanying notes to Pro Forma Combined Balance Sheet as of December 31,
                                     1998.

               Notes to Pro Forma Combined Condensed Consolidated
                              Financial Statements
                                  (unaudited)

   The Unaudited Pro Forma Combined Condensed Financial Statements have been prepared to reflect the acquisitions of The KippGroup and Point Plastic, Inc. (the "Acquisitions") using the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired is being amortized over periods of up to 40 years.

   The following is a summary of the adjustments reflected in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income. Included in the Statements of Income of Synetic, Inc. for the six months ended December 31, 1998, are the results of operations of Point Plastics, Inc. from July 21, 1998, the date of acquisition:

 (1) Represents the eliminations of product sales from Synetic to Point Plastics. The elimination amounts represent the sales value charged by Synetic for products sold to Point Plastics. The profits in ending inventory attributable to inter-company sales have not been eliminated as such amounts are immaterial.

 (2) Represents the amortization of the excess of the purchase price over the net assets acquired of Point Plastics and The KippGroup.

 (3) Represents the decrease in interest income to reflect (a) the payment of the cash portion of the purchase price and (b) expenses associated with the Acquisitions.

 (4) Represents the tax effect of the adjustments to the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income based on the combined federal and state statutory tax rate for the periods presented.

 (5) Represents the increase in the number of outstanding shares of Synetic common stock to reflect the issuance of stock in connection with the Acquisitions.

The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet was prepared to reflect the Acquisitions as of December 31, 1998. The following is a summary of the adjustments reflected in the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet. The Consolidated Balance Sheet of Synetic, Inc. includes the accounts of Point Plastics, Inc., which was acquired on July 21, 1998. Consequently, the following adjustments relate only to the acquisition of The KippGroup.


 (6) Represents the decrease in Cash and Cash Equivalents to reflect (a) the payment of the cash portion of the purchase price and (b) the funding of a loan to the sellers of The KippGroup.

 (7) Represents the preliminary estimate of the excess purchase price over the net assets acquired as follows:

                                                                          The
                                                                       KippGroup
                                                                       ---------
      Purchase price (including transaction expenses)................   $54,085
      Fair market value of acquired assets...........................    10,188
                                                                        -------
      Excess of purchase price over net assets acquired..............   $43,897
                                                                        =======
      Allocated to:
      Intangible assets (including un-patented technology)...........   $15,500
      Goodwill.......................................................    28,397
                                                                        -------
                                                                        $43,897
                                                                        =======

     The final determination of the allocation of The KippGroup's purchase price is dependent on the receipt of a third party appraisal. The Company believes that the final allocation will not vary materially from the preliminary estimate.

     The identifiable assets are being amortized over their estimated useful lives. Goodwill is being amortized over periods of up to 40 years. The amortization period for goodwill is based upon the underlying manufacturing process utilized by The KippGroup, their long history of profitability and the stability of the industry in which they operate.

     Subsequent to the Acquisitions, the Company will review the carrying values assigned to goodwill to determine whether later events or circumstances have occurred that indicate that the balance of goodwill may be impaired. The Company's principal consideration in determining the impairment of goodwill include the strategic benefit to the Company of the particular business as measured by undiscounted current and expected future operating income and expected undiscounted future cash flows.

 (8) Represents the amount of estimated costs for legal and accounting services and other expenses associated with the acquisition of The KippGroup.

 (9) Represents the issuance of Synetic common stock in connection with the acquisition of The KippGroup.

(10) Represents the elimination of The KippGroup's historical equity.

                                   UNDERWRITING

   Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among Synetic, the selling stockholders and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as underwriter, the selling stockholders have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from the selling stockholders, the number of shares of common stock offered hereby. The Purchase Agreement provides that the obligations of Merrill Lynch are subject to certain conditions and that when such conditions are satisfied Merrill Lynch will be obligated to purchase all of the shares of common stock offered in this offering.

   Merrill Lynch has advised Synetic and the selling stockholders that it proposes initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $.68 per share of common stock. Merrill Lynch may allow, and such dealers may reallow, a discount not in excess of $.10 per share of common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   Synetic and the selling stockholders have agreed, severally and not jointly, to indemnify Merrill Lynch against, or to contribute to payments Merrill Lynch may be required to make in respect of certain liabilities, including certain liabilities under the Securities Act.

   Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of Merrill Lynch to bid for and purchase the common stock. As an exception to these rules, Merrill Lynch is permitted to engage in certain transactions that stabilize the price of the common stock. These transactions may include bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

   If Merrill Lynch creates a short position in the common stock in connection with the offering, i.e., if they sell a larger number of shares of common stock than are set forth on the cover page of this prospectus supplement, it may reduce that short position by purchasing common stock in the open market.

   Merrill Lynch may also impose a penalty bid on certain selling group members. This means that if Merrill Lynch purchases shares of common stock in the open market to reduce its short position or to stabilize the price of common stock, Merrill Lynch may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the offering.

   If Merrill Lynch purchases the common stock to stabilize the price or to reduce its short position, the price of the common stock could be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it discourages resales of the common stock.

   Neither the Company nor Merrill Lynch makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above may have on the price of the common stock. In addition, neither the Company nor Merrill Lynch makes any representation that Merrill Lynch will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   In connection with the offering, Merrill Lynch may engage in passive market making transactions in the common stock on the Nasdaq/NMS in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock hereunder.

   Merrill Lynch, from time to time, performs investment banking and other financial services for the Company and its subsidiaries.

   Synetic will pay all of the expenses of the offering, excluding underwriting discounts and commissions, and it estimates that these expenses will be approximately $150,000.

                                   LEGAL MATTERS

   Certain legal matters with respect to the legality of the issuance of the common stock offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York. Certain legal matters will be passed upon for Merrill Lynch by Brown & Wood LLP, New York, New York. Shearman & Sterling is a limited partner in SN Investors, L.P.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                1,150,028 Shares

                                    [LOGO]

                                 SYNETIC, INC.

                                 Common Stock

                      ----------------------------------
                             PROSPECTUS SUPPLEMENT
                      ----------------------------------

                              Merrill Lynch & Co.

                                 February 8, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------